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                                            Filed by Oplink Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                    Subject Company: Oplink Communications, Inc.
                                                   Commission File No. 333-85906


To All Employees:

I am pleased to announce the formal start of our integration planning activities for the proposed merger of Oplink Communications and Avanex. Our goal is to be able to integrate all of the strengths of our two companies, as efficiently and effectively as possible following the closing of the proposed merger. As you know, before the merger can be consummated, there must be a vote of the stockholders of both Avanex and Oplink and certain other closing conditions must be satisfied.

We will use the time from now until the official close of our merger with Avanex, which we hope will occur by the end of June, to create a comprehensive plan addressing all integration activities.

Our approach will be to form teams of executives and contributors from both Oplink and Avanex for this specific purpose. These teams will work closely together to help plan all critical activities. Upon close of the merger, we will begin a rapid and organized implementation of these integration activities that we believe will drive our long-term success as a combined company.

It is critical to our success that we thoughtfully and efficiently plan how to quickly maximize the benefits of the merger for the combined company, while minimizing disruption to our on-going business. During this planning period, the merger integration teams will be responsible for all the planning work prior to close. Please support their efforts when asked.

Most importantly, everyone in the company has an important role to play during this period. While not everyone will directly contribute to this merger integration planning, we need everyone to maintain an intense focus on our regular business of meeting customer expectations and revenue goals. By keeping our business strong and stable during this transition period, you are providing the required foundation to help make the proposed merger successful.

The Avanex/Oplink merger is a critical step toward a new, more competitive company that would be named "Avanex" but would include all of the valuable assets and resources of Oplink. We believe that the merger would create a stronger player in passive optical components. From that base, the combined company can build upon the products, low-cost manufacturing capabilities, and financial strength with the goal of becoming a highly profitable optical network component, module and sub-system company over the next few years.

This is an exciting time to be at Oplink as we prepare to become a key part of the new Avanex. We believe that the combined company will not only be better positioned to weather the current difficult economic climate, it will have the potential to grow by capturing market share, to become a leader in our industry and will be well placed to take maximum advantage of any future

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growth in network demand with an excellent portfolio of products, and an efficient economic model to deliver them. I look forward to working with all of you throughout the merger integration process.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT.

Avanex has filed a registration statement on Form S-4 in connection with the proposed merger with Oplink, and Avanex and Oplink intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from Avanex and Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex's executive officers and directors in Avanex is set forth in the proxy statement for Avanex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink's executive officers and directors in Oplink is set forth in the proxy statement for Oplink's 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex's and Oplink's executive officers and directors in the Merger by reading the Form S-4 as filed with the SEC on April 9, 2002 and the joint proxy statement/prospectus when it becomes available.

Fred Fromm
President and CEO
Oplink Communications, Inc.


FORWARD-LOOKING DISCLAIMER STATEMENT

This document contains forward-looking statements regarding the expected benefits of our proposed merger with Avanex Corporation and the future

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performance of Oplink and the combined company that involve risks and uncertainties. Statements made in this document other than statements of historical fact are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We wish to caution you that these statements are just predictions that involve risks and uncertainties, and that actual events or results could differ materially.

A number of the risks of Oplink's and Avanex's respective businesses are discussed in detail in such companies' respective SEC reports, including Avanex's Form 10-K Annual Report filed on September 17, 2001 and Oplink's Form 10-K Annual Report filed on September 28, 2001, and the subsequent Form 10-Q filings for each such company. Any forward-looking statements must be considered in the context of these risks and uncertainties and the merger-related risks described in the Registration Statement on Form S-4 filed in connection with the transaction on April 9, 2002. Factors that could cause actual results to differ include the possibility that the necessary stockholder approvals may not be obtained with respect to either or both of Avanex and Oplink, the possibility that the merger may not close, the failure by the combined company to retain key employees, the failure of the combined company to manage the cost of integrating the two companies and effectively integrate the two companies, disruption to the companies' businesses during the pre-closing and/or integration periods and beyond as a result of the merger and integration thereof, the failure to achieve increased profitability or market share as a result of the merger, higher than anticipated expenses the combined company may incur in future quarters or the inability to identify expenses which can be eliminated and the impact of the combined company's restructuring on its ability to achieve increased efficiencies in its operations.

The foregoing information represents Oplink's outlook only as of the date of this press release, and Oplink undertakes no obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.